NEWS RELEASE

FOR IMMEDIATE RELEASE

CE Franklin Ltd. Appoints New Chief Financial Officer

Calgary, Alberta, July 12, 2007 – CE Franklin Ltd. (TSX.CFT, AMEX.CFK) is pleased to announce the appointment of Mark Schweitzer to the position of Vice President and Chief Financial Officer effective August 13, 2007.

Mark has held positions including Executive Vice President and Chief Financial Officer, Executive Vice President Corporate Development and CFO, and President and Chief Operating Officer in energy related businesses.

Mark is a Chartered Accountant and holds a Bachelor of Commerce Degree.  He brings over two decades of financial management and executive leadership experience to the position.

"Mark’s leadership and business experience will be valuable in helping CE Franklin continue to achieve our strategic goals and growth in the coming years,” said Michael West, Chairman, President and CEO.  “We are excited to have Mark join the CE Franklin team.”

About CE Franklin

For more than half a century, CE Franklin has been a leading supplier of products and services to the energy industry. CE Franklin distributes pipe, valves, flanges, fittings, production equipment, tubular products and other general oilfield supplies to oil and gas producers in Canada. These products are distributed through its 42 branches, which are situated in towns and cities serving particular oil and gas fields of the western Canadian sedimentary basin. In addition, the Company distributes pipe, valves, flanges and fittings to the oilsands, refining, heavy oil and petrochemical industries and non-oilfield related industries such as the forestry and mining industries.

We serve our customers through an extensive network of branches, managed customer warehouses and offsite inventory stocking locations. All are connected by state-of-the-art technology that offers our customers an efficient supply chain management system.

Shares of CE Franklin trade on the Toronto Stock Exchange under the symbol “CFT” and on the American Stock Exchange under the symbol “CFK.” Smith International, Inc., the parent company of CE Franklin’s North American partner Wilson Supply, owns approximately 52% of the Company’s outstanding shares.

For Further Information Contact:

Investor Relations

800-345-2858

403-531-5604

investor@cefranklin.com

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